Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2012 and 2011

(All amounts following are expressed in Canadian dollars unless otherwise indicated.)

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at June 25, 2012 to provide a meaningful understanding of Burcon NutraScience Corporation’s (“Burcon” or the “Company”) operations, performance, and financial condition for the year ended March 31, 2012. The following information should be read in conjunction with the Company’s audited consolidated financial statements and related notes, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the United States / Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the United States. Additional information relating to Burcon, including the Company’s Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com or the Edgar website at www.sec.gov/edgar.

FORWARD-LOOKING STATEMENTS

From time to time, the Company or its employees may provide information containing forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our products, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in these statements that are not historical fact. Our expectations regarding the prospect for future success depend upon our ability to develop and sell products, some of which we do not produce today and cannot be sold without further research and development. When used in these statements, the words “plan”, “expect”, “goal”, “intend”, “believe”, “estimate”, “potential” and similar expressions, generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. As a result, actual future results may differ significantly from those stated in any forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking information due to the inherent uncertainty therein. Burcon disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

OVERVIEW OF THE COMPANY AND ITS BUSINESS

Since 1999, Burcon has developed a portfolio of composition, application, and process patents originating from our core protein extraction and purification technology. Our patented processes utilize inexpensive oilseed meals and other plant-based sources for the production of purified plant proteins that exhibit certain nutritional, functional and nutraceutical profiles. Our products

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2012 and 2011

include CLARISOY™, a soy protein which is 100% soluble and transparent in acidic solutions; Puratein®, Supertein™ and Nutratein™, three canola protein isolates with unique functional and nutritional attributes; and PEAZAZZ™ pea protein which is 100% soluble and transparent in low pH solutions with clean flavour characteristics. Our products are targeted at the multi-billion-dollar protein ingredient market and are particularly suited to health and wellness applications. Our environmentally-friendly and sustainable technologies have been developed at our own research facility led by our team of highly specialized scientists and engineers. Our patent portfolio currently consists of 193 issued patents worldwide, including 34 issued U.S. patents, and in excess of 375 additional patent applications, 74 of which are U.S. patent applications.

LICENSE AND PRODUCTION AGREEMENT

On March 4, 2011, Burcon signed a license and production agreement (the “Soy Agreement”) with Archer Daniels Midland Company (ADM) to license its CLARISOY™ technology (License) to ADM on an exclusive basis to produce, market and sell CLARISOY™ soy protein (the “Soy Products”) worldwide. ADM has constructed an initial production facility to manufacture the Soy Products (the “Semi-works Production Facility”). ADM will also, within a time specified under the Soy Agreement, provide written notice to Burcon to advise whether it will or will not increase its annual production capacity of the Soy Products beyond the capacity of the Semi-works Production Facility (“Full Commercial Production”). The Soy Agreement provides each party the right to convert the exclusive license to a non-exclusive license under certain conditions.

The terms of the License include: (a) the license to ADM of all intellectual property, including know-how and trade secrets, concerning the manufacture and use of CLARISOY™, (b) payments to Burcon on a quarterly basis that began upon certain approval by the Environment Protection Agency and continue until the first bona fide arm’s length sale of Soy Products manufactured in the Semi-works Production Facility (the “Initial License Fee”), (c) the engineering and design of an initial commercial CLARISOY™ production plant to be completed by ADM, and (d) a royalty structure that incorporates financial incentives for ADM to expand sales globally. ADM will make royalty payments to Burcon on the net sales of CLARISOY™ under the twenty-year license agreement. The maintenance of the CLARISOY™ soy protein patent portfolio during the term of the license agreement will be the responsibility of Burcon. Capital costs associated with building and commissioning of production plants and the general market development of CLARISOY™ will be the sole expense of ADM.

During the year, Burcon recorded an Initial License Fee of about $223,000 as deferred revenue (March 31, 2011 - $nil).

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2012 and 2011

LICENSE AND DEVELOPMENT AGREEMENT

Burcon had a license and development agreement (the “Canola Agreement”) with ADM to commercialize Burcon’s canola protein ingredients, including Puratein® and Supertein™. On March 1, 2011, Burcon and ADM amended the Canola Agreement to provide a one-year extension to the development period to March 1, 2012 to facilitate continued research aimed at expanding the commercial value of Puratein® and Supertein™. Burcon agreed to reimburse ADM for its share of the U.S. regulatory recognition process of US$360,000 (CA$359,100). In May 2011, these funds were deposited into an interest-bearing escrow account held in trust for Burcon and ADM until March 1, 2012. Unless Burcon and ADM agreed to any further extensions or amendments by that date, the funds held in the escrow account, including any accrued interest, would be released to ADM. Upon ADM’s receipt of the escrow funds, all intellectual property, reports, studies or other materials prepared by ADM, Burcon or by a third party in connection with the U.S. regulatory recognition process would be deemed to be owned solely by Burcon and ADM would have no further rights with respect thereto. The Canola Agreement terminated on March 1, 2012 and the funds held in escrow were released to ADM in April 2012.

OPERATIONAL HIGHLIGHTS

CLARISOY™

ADM launched CLARISOY™ 100, the first product to launch in the CLARISOY™ line, at the IFT (Institute of Food Technologists) Annual Meeting and Food Expo in June 2011. The IFT is the largest annual food science forum and exposition in the world. Major food companies participate in this annual trade show, which is attended by food professionals worldwide, to showcase the latest food science and technology developments and the newest products and trends. The Winnipeg Technical Centre (“WTC”) produced significant quantities of CLARISOY™ samples for use in beverage samples for the IFT Expo. ADM has also announced that they will launch the first extension of the CLARISOY™ at the 2012 IFT Annual Meeting and Food Expo in Las Vegas in June 2012.

Also during this year, CLARISOY™ was recognized as a major food innovation in the food industry by being included as one of the three finalists for Beverage Innovation of the Year by Food Ingredients Europe & Natural Ingredients.

During the first half of the year, the WTC focused on further optimization of the CLARISOY™ process and further improvement of the final products. Work was carried out on increasing yields and improving economics. This work continued for the balance of the year. Much patent work was undertaken and several patent applications were filed during the year. During the second half of the year, in particular in the last quarter, the primary focus at the WTC was to gather data required for scale up to a production plant and equipment selection. Burcon staff also provided assistance in the start-up of the Semi-Works facility. In addition, the WTC continued to produce CLARISOY™ samples for ADM customer evaluations and continued to

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2012 and 2011

improve and optimize the CLARISOY™ process, as well as carrying out sensory evaluation and applications work.

In May 2012, ADM announced that it had opened its first commercial-scale plant to make CLARISOY™. The new plant, located in Decatur, IL, will provide a new line extension for ADM’s existing isolated soy protein production.

PEAZAZZ™

During the year, Burcon announced that it had developed a novel pea protein isolate that it has branded as PEAZAZZ™. PEAZAZZ™ pea protein is 100% soluble and transparent in low pH solutions with clean flavour characteristics and is heat stable permitting hot fill applications. PEAZAZZ™ pea protein may be used in a variety of healthy consumer product applications and should be of interest to companies looking for a functional alternative plant protein ingredient.

Pea protein is a relatively new, vegetable-based, functional protein ingredient valued for its emulsifying properties. Pea proteins currently available in the market are sold for use in a variety of food products including snacks and cereals, diet products (high protein foods), gluten-free and vegetarian and vegan foods.

Until April 2012, Burcon held exclusive negotiations with a potential partner to commercialize PEAZAZZ™ and the associated protein extraction technology. On April 23, 2012, Burcon announced that although discussions with this potential partner are ongoing, the exclusivity period had lapsed. Therefore, Burcon will consider additional routes-to-market for its PEAZAZZ™ pea protein.

Puratein®, Supertein™ and Nutratein™

Given the termination of the Canola Agreement, Burcon is free to choose alternative paths for the commercialization of its technology for the production of its canola proteins: Puratein®, Supertein™ and Nutratein™ canola protein isolates.

In the case of Puratein® and Supertein™ canola protein isolates, Burcon continues to work with food and beverage manufacturers to establish the value of Burcon’s proteins in their food products. Burcon has executed material transfer agreements with certain major companies. In the case of Nutratein™, Burcon has been in discussions with a leading animal nutrition company with the intention of using Nutratein™ canola protein isolate to replace or partially replace dairy protein in certain animal feed applications.

NASDAQ LISTING

On October 27, 2011, the Company’s common shares commenced trading on The NASDAQ Global Market under the symbol “BUR”. Burcon’s NASDAQ listing is intended to help raise

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2012 and 2011

awareness of Burcon’s timely opportunity in the food and agri-food technology sectors and increase the accessibility of our shares to U.S. investors.

INTELLECTUAL PROPERTY

Burcon’s patent strategy is to aggressively seek protection for new technologies as well as further protecting current technologies. Over the years, Burcon has filed patent applications in various countries over its inventions. Burcon’s patent applications can be grouped into three categories:

  Applications to protect additional novel protein extraction and purification technologies;

  Applications to protect the uses of Puratein® , Supertein™ and Nutratein™ , CLARISOY™ and PEAZAZZ™ for example, as functional food and beverage ingredients; and

  Applications to protect the “signature characteristics” of Puratein® , Supertein™ and Nutratein™ CLARISOY™ and PEAZAZZ™ and other plant proteins.

During the year, Burcon filed five new patent applications relating to CLARISOY™ and canola protein isolate and received several patent grants over its canola protein patents, including nine U.S. patents. Burcon continued the maintenance and prosecution of its patent applications.

Burcon now holds 34 U.S. issued patents over canola and flax protein processing technology and canola protein isolate applications. In addition, Burcon has a further 74 patent applications currently filed with the U.S. Patent and Trademark Office.

Burcon has also filed applications for most of its inventions internationally under the Patent Cooperation Treaty of the World Intellectual Property Organization. Together with patents issued in other countries, Burcon now holds a total of 193 issued patents covering inventions that include the 34 granted U.S. patents. Currently, Burcon has over 375 additional patent applications that are being reviewed by the respective patent offices in various countries worldwide.

APPOINTMENT OF NEW INDEPENDENT DIRECTORS

In July 2011, the Company announced the appointment of Matthew Hall to its board of directors. Mr. Hall was managing director and CEO of the food, coffee and beverages division of Nestle UK and, prior thereto, Mr. Hall was senior vice-president, global marketing communications and sales at Nestlé’s global headquarters in Vevey, Switzerland. Mr. Hall is currently an associate with London, England based GoodBrand, an international sustainability and social responsibility consultancy developing strategies and creating programs to build value for food and beverage industry clients. Mr. Hall is also executive in residence and a member of the advisory board of the Peter B. Gustavson School of Business at the University of Victoria in Victoria, British Columbia. Mr. Hall is a leader in developing and implementing step change marketing, communications and sales capability initiatives. Mr. Hall has been highly successful in implementing long-term capability changes that resulted in sustained growth and profit results

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2012 and 2011

for Nestle. Most recently, he initiated and implemented organizational re-designs and new product launches, introduced leading edge sustainability processes, along with health, wellness and nutrition programs as the CEO of Nestle UK Food and Beverage.

In September 2011, J. Douglas Gilpin, FCA, ICD.D., was appointed to Burcon’s board of directors. Mr. Gilpin retired from the partnership of KPMG LLP in 1999 and received a Life Time Service Award from The Institute of Chartered Accountants of Alberta in recognition of 40 years experience in delivering professional services to business and the community. Mr. Gilpin has served as an audit engagement partner, Quality Assurance Partner and has consulted on corporate governance, including compliance with the Sarbanes-Oxley Act 404 and National Instrument 52-109 reporting for issuers listed on the TSX. Mr. Gilpin has served as a director of many public companies, including as chair of various committees of the board. Mr. Gilpin is a member of the Institute of Corporate Directors and recently received his ICD.D designation from the Institute and was elected as Fellow of the Institute of Chartered Accountants of Alberta in 2012.

SUMMARY OF OPERATING RESULTS
Years ended March 31 (in thousands of dollars, except share and per-share amounts)

	2012	2011	2010
	IFRS	IFRS	IFRS

Interest and other income	139	139	88
General and administrative expenses	5,061	6,055	4,887
Research and development expenses	1,040	2,890	2,189
Loss for the year	(5,962)	(8,806)	(6,989)
Basic and diluted loss per share	(0.20)	(0.30)	(0.25)
Total assets	10,526	14,234	16,121
Total long-term liabilities	223	-	-
Cash dividends declared per-share	-	-	-
Weighted average shares outstanding (thousands)	29,961	29,545	28,287

RESULTS OF OPERATIONS

As at March 31, 2012, Burcon has not yet generated any revenues from its technology. For the year ended March 31, 2012, the Company recorded a loss of $5,962,342 ($0.20 per share) as compared to $8,806,474 ($0.30 per share) in the prior year. Included in the loss amount is $1,716,062 (2011 - $4,091,119) of stock-based compensation (non-cash) costs. The other non-cash costs included in the loss for the year are amortization of $101,148 (2011 - $178,050) and gain on disposal of property and equipment of $3,359 (2011 - $nil). The following provides a comparative analysis of significant changes in major expenditures items.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2012 and 2011

Research and development expenses

Components of research and development (“R&D”) expenditures are as follows:

Years ended March 31 (in thousands of dollars)

	2012	2011	2010
	IFRS	IFRS	IFRS

Salaries and benefits	608	1,898	1,538
Laboratory operation	239	319	338
Amortization	97	174	161
Analyses and testing	50	54	50
Rent	42	73	76
Travel and meals	4	16	22
Toxicology trials	-	356	4

	1,040	2,890	2,189

In March 2011, the Company determined that it had met all the criteria of deferring development costs with respect to CLARISOY™ and commenced deferring these expenditures. During the year ended March 31, 2012, Burcon deferred a total of $1,778,888 (2011 - $190,284) of these development expenditures. Burcon expensed about $1,040,000 in R&D expenditures (2011 -$2,890,000).

A significant portion of R&D expenses is comprised of salaries and benefits. Before capitalizing salaries and benefits to deferred development costs, the cash portion of salaries and benefits increased by approximately $128,000 over fiscal 2011. About $83,000 of the increase is due to the addition of new technical staff at the WTC, and the balance due to annual salary increases.

Before capitalizing laboratory operation costs to deferred development costs, these costs increased by about $53,000 over the prior year, due mainly to an increase of about $62,000 in repairs and maintenance costs, offset by a decrease in equipment rental expenses by about $12,000.

Before capitalizing analyses and testing expenditures to deferred development costs, these expenditures increased by about $78,000. However, as about $82,000 related to CLARISOY™ and were capitalized to deferred development costs, the amounts expensed actually decreased by about $3,000.

In 2011, Burcon agreed to reimburse ADM for its share of the GRAS regulatory recognition process pursuant to the amendment of the Canola Agreement. The amount of US$360,000 was recorded as R&D expenditures in fiscal 2011.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2012 and 2011

General and administrative (“G&A”) expenses
Years ended March 31 (in thousands of dollars)

	2012	2011	2010
	IFRS	IFRS	IFRS

Salaries and benefits	2,742	3,519	2,540
Professional fees	1,465	1,716	1,297
Investor relations	345	390	400
Travel and meals	129	85	85
NASDAQ filing fees	128	-	-
Office supplies and services	125	103	121
Other	86	73	62
Management fees	38	165	169
Amortization of property and equipment	4	4	3
TSX listing fee	-	-	210

	5,062	6,055	4,887

Salaries and benefits

Included in salaries and benefits is stock-based compensation expense of approximately $1,597,000 (2011 –$2,941,000). Options granted to directors this year were vested immediately and a related fair value of about $995,000 was recorded as stock-based compensation expense. Similarly, options granted to directors last year also vested immediately and a related fair value of about $538,000 was recorded as stock-based compensation. This increase was offset by a decrease in stock-based compensation expense of about $1.6 million for options granted in December 2009 that had completed vesting during this year.

The cash portion of salaries and benefits increased by about $529,000 over the prior year due to the full-year effect of two of the Company’s officers that transferred their employment to Burcon in late fiscal 2011, the hiring of a director of corporate development and a business development analyst also late last year, and a salary increase, including a retroactive salary adjustment, for a senior officer. Directors’ fees also increased by about $38,000 due to additional board and committee meetings held during this year.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2012 and 2011

Professional fees
Years ended March 31 (in thousands of dollars)

	2012	2011	2010
	IFRS	IFRS	IFRS

Intellectual property	1,028	1,003	1,088
Legal and audit	377	136	102
Consulting	60	577	107

	1,465	1,716	1,297

Patent legal fees and expenses account for a significant portion of Burcon’s professional fees. Burcon’s patent strategy is to aggressively seek protection for new technologies as well as further protecting current technologies. During the year, Burcon capitalized about $651,000 (2011 - $2,000) of patent costs to deferred development costs. Total patent legal fees and expenditures (before capitalization) increased by about $674,000 over the prior year. As noted above, Burcon filed five new patents (2011 – six) during the year, and nine patents (2011 – five) entered national phase, which generated significant filing fees in various countries. Most of the patents that entered national phase in the prior year occurred during the last quarter, and the related expenditures continued into the early part of the current year. From inception, Burcon has expended approximately $7.5 million on patent legal fees and disbursements to strengthen its patent portfolio in various countries of the world and file patent applications for new inventions.

Burcon incurred about $230,000 in legal and audit expenses related to our NASDAQ listing. As well, audit fees increased by about $50,000 as a result of the NASDAQ listing. This was offset by legal fees of about $47,000 in the prior year relating to the ADM CLARISOY agreement.

The decrease in consulting fees is due primarily to the financial advisory fee of about $510,000 paid last year for the negotiation and finalization of the CLARISOY™ agreement.

Investor relations

Included in investor relations expenses is approximately $7,000 (2011 - $67,000) of stock-based compensation expense. The cash portion of investor relations expenses increased by approximately $14,000. TSX and NASDSAQ fees accounted for about $39,000 of the increase, which was offset by a decrease in public relations fees of about $31,000. Travel expenses also increased by about $28,000, offset by a decrease in a newly-designed website last year of about $32,000.

Management fees

Management fees are charged by a related party (see Related Party Transactions) for the provision of administrative services. Prior to March 1, 2011, professional financial and legal

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2012 and 2011

services were also provided by two officers of the Company. These two officers transferred their employment to the Company on March 1, 2011, resulting in a decrease in management fees and an increase in salaries and benefits as noted above.

LIQUIDITY AND FINANCIAL POSITION

Financial Position
As at March 31 (in thousands of dollars)

	2012	2011	2010
	IFRS	IFRS	IFRS

Cash and cash equivalents	3,857	9,628	11,662
Restricted cash	362	-	-
Short-term investments	2,302	2,304	2,320
Amounts receivable	37	42	25
Property and equipment, net of amortization	626	733	749
Deferred development costs	1,969	190	-
Total assets	10,526	14,234	16,121
Shareholders' equity	9,387	12,905	15,720

As at March 31, 2012, Burcon had approximately $3,857,000 in cash and cash equivalents (March 31, 2011 - $9,628,000) and $2,302,000 (March 31, 2011 - $2,304,000) in short-term investments. The net cash used in operations during the year ended March 31, 2012, measured in terms of cash flows from operating activities, before changes in non-cash working capital, totalled approximately $4,149,000, as compared to $4,537,000 in the prior year. Including the development expenditures that were deferred this year, cash used in operations and on CLARISOY™ development increased by about $1,013,000. The increase in patent-related activities accounted for $674,000 of the increase, and the NASDAQ listing attributed about $358,000 in legal, audit and filing fees. As noted above, the addition of staff and salary increases at both the Vancouver and Winnipeg offices contributed about $568,000 of the increase (net of the related decrease in management fees), offset by a decrease in financial advisory fee of about $510,000 last year. Non-salary R&D expenditures (before capitalization) also increased by about $131,000, offset by $356,000 recorded last year for the ADM regulatory recognition costs.

Restricted cash comprise the funds held in escrow and were released to ADM in April 2012.

The Company did not make significant capital expenditures during the year and invested approximately $79,000 in capital assets, as compared to $181,000 in the previous year due mainly to a major equipment upgrade.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2012 and 2011

Option and exercises during the year provided proceeds of approximately $544,000 (2011 -$1,226,000). Warrants issued in the 2009 equity offering were exercised during fiscal 2011 providing proceeds of $641,000.

At March 31, 2012, Burcon’s working capital was approximately $5,175,000 (2011 -$10,727,000). Burcon did not commit to any material capital expenditures as at March 31, 2012. However, the Company may incur up to $260,000 in additional capital expenditures and approximately $1.3 million in patent legal fees and disbursements in fiscal 2013. We expect several patents applications will enter National Phase in the coming year, although it will be about one-half of this year’s number. We also expect the same number of new patent applications that will be filed in fiscal 2013 as were filed in fiscal 2012. There will likely also be patents that will be granted in Europe that will require registration in several European countries. Burcon had previously disclosed that it was planning to expend up to $800,000 to conduct external scientific studies to further research various aspects of its canola protein products. However, due to other more immediate business objectives, this project has been put on hold.

The Company’s management believes that it currently has sufficient resources to fund its expected level of operations and working capital requirements to at least May 2013, excluding proceeds from outstanding convertible securities and royalty revenues that may be derived from the semi-works commercial facility. Burcon intends to raise additional capital to fund its operations and business objectives through an equity offering within the next twelve months, although there is no assurance that additional financing will be available on acceptable terms, if at all.

FINANCIAL INSTRUMENTS

The Company’s financial instruments are its cash and cash equivalents, short-term investments, amounts receivable and accounts payable and accrued liabilities.

Credit risk

The financial instruments that potentially expose the Company to a concentration of credit risk are cash and cash equivalents, restricted cash, amounts receivable and short-term investments. The Company’s cash and cash equivalents comprise term deposits and other interest-bearing savings instruments with Canadian chartered banks. The Company limits its exposure to credit loss by placing its cash and cash equivalents and short-term investments with various Canadian chartered banks.

Interest rate risk

All of the Company’s financial instruments are non-interest bearing except for cash and cash equivalents that earn interest at variable market rates and a short-term investment that earns interest at a fixed rate. Burcon’s cash and cash equivalents and short-term investments are held at various Canadian chartered banks to maximize interest and to diversify risk. For the year

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2012 and 2011

ended March 31, 2012, the weighted average interest rate earned on the Company’s cash and cash equivalents was 1.23% (2011 – 1.01%) per annum and the weighted average interest rate earned on the short-term investments was 1.22% (2011 – 1.47%) per annum. The impact of a 1% strengthening or weakening of interest rate on the Company’s cash and cash equivalents at March 31, 2012 is estimated to be a $39,000 increase or decrease in interest income per year.

Liquidity risk

The Company manages liquidity risk through the management of its capital structure. It also manages liquidity risk by monitoring actual and forecasted cash flows taking into account current and planned operations. The Company’s estimated minimum contractual undiscounted cash flow requirements for its financial liabilities as at March 31, 2012 was $916,652, all of which is within the next 12 months.

OUTSTANDING SHARE DATA

As at March 31, 2012, Burcon had 29,993,074 common shares and 1,995,854 stock options that are convertible to an equal number of shares outstanding at a weighted average exercise price of $7.32 per share.

As at the date of this MD&A, Burcon had 30,001,008 common shares and 1,987,920 stock options outstanding at a weighted average exercise price of $7.34 per share.

QUARTERLY FINANCIAL DATA
(Unaudited, in thousands of dollars, except per-share amounts)

		Three months ended
	March 31,	December 31,	September 30,
	2012	2011	2011	June 30, 2011
	(IFRS)	(IFRS)	(IFRS)	(IFRS)
Interest and other income	29	32	36	43
Loss for the period	(1,089)	(1,897)	(1,786)	(1,190)
Basic and diliuted loss per share	(0.04)	(0.06)	(0.06)	(0.04)

		Three months ended
	March 31,	December 31,	September 30,
	2011	2010	2010	June 30, 2010
	(IFRS)	(IFRS)	(IFRS)	(IFRS)
Interest and other income	41	39	32	27
Loss for the period	(2,526)	(1,609)	(1,922)	(2,749)
Basic and diliuted loss per share	(0.08)	(0.05)	(0.07)	(0.09)

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2012 and 2011

Included in the loss of the first four quarters of the current year are about $266,000, $653,000, $784,000 and $13,000 of stock-based compensation expense, respectively. Included in the first, second, third and fourth quarters of fiscal 2011 are stock-based compensation expense of approximately $1,787,000, $997,000, $682,000 and $625,000, respectively. The higher stock-based compensation expense in the first quarter of last year relates to the recognition of options granted in those quarter that had vested immediately.

During the quarter ended March 31, 2011, Burcon recorded the reimbursement to ADM for $356,000 (USD 360,000) and also the financial advisory fee and travel expenses of $510,000 to BMO Nesbitt Burns for the finalization of the CLARISOY™ agreement.

As noted in the G&A Expenses and Professional Fees sections above, Burcon incurred about $248,000 and $110,000 in the second and third quarters of this year, respectively, in legal, audit and filing fees relating to the NASDAQ listing process.

Patent legal fees and expenses account for a significant amount of the Company’s expenditures. These fees and expenses totaled $416,000 in the current quarter, of which $182,000 have been capitalized to deferred development costs). These expenditures reached historical highs, totalling about $450,000 and $475,000 during the first and second quarters, respectively (of which $81,000 and $210,000 were capitalized to deferred development costs, respectively) due to several patent applications having entered National Phase in the fourth quarter of last year, as well as the second quarter of the current year. These costs include filing fees for these patents in several designated countries.

RELATED PARTY TRANSACTIONS

Burcon engaged a company that is controlled by an entity that has significant influence over Burcon for the rental of its office premises and management services. During fiscal 2012, Burcon paid $56,587 (2011 - $40,777) to this company for the office rental charges. In addition, administrative services are contracted through a management agreement with this related company and professional legal and accounting services were contracted up to February 28, 2011. For the year ended March 31, 2012, Burcon was charged management fees of $37,940 (2011 - $165,563) for these services. From March 1, 2011, the Company charged $18,951 (2011 - $2,093) in management fees for the services of these two officers to the related company for services performed. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

CRITICAL ACCOUNTING ESTIMATES

These financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and interpretations issued by the International Financial Reporting Interpretations Committee (IFRC).

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2012 and 2011

The preparation of consolidated financial statements in accordance with IFRS requires management to apply judgment when making estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amount of expenses during the reporting period, and disclosures made in the accompanying notes to the financial statements. Actual results could differ from those estimates.

The significant areas where management’s judgment is applied is in determining the fair value of stock-based compensation (see note 5 to the consolidated financial statements for assumptions used by management) and the determination of whether all criteria for deferring development costs are met as well as the determination of the point when amortization of development cost commences, and the expense allocation to deferred development costs.

FUTURE ACCOUNTING CHANGES

Certain new standards, interpretations and amendments to existing standards have been issued by the International Accounting Standards Board (IASB) or International Financial Reporting Interpretations Committee (IFRIC).

Standards and interpretations issued but not yet effective:

  IFRS 7 - Financial instruments - disclosures
  Amended to require additional disclosures in respect of risk exposures arising from transferred financial assets. Effective for annual periods beginning on/after July 1, 2011.

  IFRS 9 - Financial instruments - classification and measurement

  The first part of a new standard on classification and measurement of financial assets and financial liabilities that will replace IAS 39, Financial Instruments - Recognition and Measurement. IFRS 9 has two measurement categories of financial assets: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is measured at fair value through profit or loss. Financial liabilities are measured at fair value through profit or loss or amortized cost. IFRS 9 was updated in October 2010 to include guidance on financial liabilities and derecognition of financial instruments. Effective for years beginning on/after January 1, 2015.

  New standards addressing scope of reporting entity

  IFRS 10, Consolidated Financial Statements, replace the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation - Special Purpose Entities. IFRS 10 changes the definition of control over IFRS so that the same criteria are applied to all entities to determine control.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2012 and 2011

  IFRS 11, Joint Arrangements, replaces IAS 31, Interests in Joint Ventures. IFRS 11 reduces the types of joint arrangements to two: joint ventures and joint operations. IFRS 11 requires the use of equity accounting for interests in joint ventures, eliminating the existing policy choice of proportionate consolidation for jointly controlled entities under IAS 31. Entities that participate in joint operations will follow accounting much like that for jointly controlled assets and jointly controlled operations under IAS 31.

  IFRS 12, Disclosure of Interest in Other Entities, sets out the disclosure requirement for entities reporting under IFRS 10 and IFRS 11, and replaces the disclosure requirements currently found in IAS 28, Investments in Associates.

  These standards are effective for years beginning on/after January 1, 2013.

  IFRS 13, Fair value measurement and disclosure requirements

  Provides a single source of guidance on how to measure fair value where its use is already required or permitted by other IFRS and enhances disclosure requirements for information about fair value measurements. Effective for years beginning on/after January 1, 2013.

The Company is currently assessing the impact of these standards and the expected dates of adoption.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Chief Executive Officer and Chief Financial Officer, as well as other executives, have designed disclosure control and procedures (“DC&P”), or have caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company has been made known to them. The officers have evaluated the effectiveness and design of its DC&P as at March 31, 2012 and have determined these controls to be effective.

These officers are also responsible for designing and maintaining internal controls over financial reporting (“ICFR”), or have caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of the Company’s ICFR. Although there is an inherent lack of segregation of duties due to the number of employees handling accounting and financial matters, management believes that the close involvement of the senior executives in daily operations and transactions and the control procedures in place, as well as management and Audit Committee oversight, offset this weakness.

There have been no significant changes in the ICFR that occurred during the year ended March 31, 2012 that could have materially affected, or are reasonably likely to materially affect, such controls.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2012 and 2011

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties that can significantly affect its financial condition and future operations. Key risks are outlined below. In addition, a detailed explanation of the risk factors which we face is provided in our AIF for the year ended March 31, 2012 under the section titled “Risk Factors”, which is incorporated by reference herein. The AIF is available at www.sedar.com.

Patents and proprietary rights – Burcon has filed applications for most of its inventions internationally under the Patent Cooperation Treaty of the World Intellectual Property Organization. As at the date of this MD&A, Burcon has been granted a total of 193 patents in various countries covering a number of key processes and uses of Burcon’s products as functional food and beverage ingredients. Of those patents, 34 have been granted in the United States. Although Burcon expends significant resources and efforts to patent its discoveries and innovations, there can be no assurances that our patent applications will result in the issuance of patents, or any patents issued to Burcon will provide it with adequate protection or any competitive advantages, or that such patents will not be successfully challenged by third parties. Burcon cannot be assured that competitors will not independently develop products similar to the Company’s products or manufacture products designed to circumvent the exclusive patent rights granted to the Company. Further, Burcon may need to incur significant expenditures in prosecuting claims against others whom it believes are infringing on its rights and by defending claims of intellectual property infringement brought by its competitors and others.

Development and commercialization – On June 18, 2012, Burcon announced that ADM has begun commercial production of CLARISOY™ soy protein. However, it has not commercialized any of its other products, and accordingly, has not begun to market, sell or generate revenues from these products. There can be no assurance that any of these products will meet applicable food regulatory standards, obtain regulatory approvals in countries where such approvals have yet to be sought, be capable of being produced in commercial quantities at reasonable costs, be successfully marketed, or that the investment made in such potential products will be recouped through sales or related royalties. With the exception of CLARISOY™ soy protein, none of Burcon’s potential products are commercially available as a food ingredient for human consumption. Given that ADM has chosen not to license Burcon’s technology for producing Puratein® and Supertein™ canola protein isolates, Burcon must secure an alternative strategic partner to do so. If Burcon is unable to secure an alternative strategic partner for its canola protein isolates then the commercialization of its products may be delayed or unsuccessful. Although Burcon is in discussions with a potential partner for PEAZAZZ™ pea protein, no strategic alliance has yet been formed. Burcon is dependent on ADM to commercialize its CLARISOY™ soy protein. Even if Burcon commercializes a product or products, its business strategy may not be successful.

History of operating losses and financing requirements– Burcon has accumulated net losses of approximately $52.9 million from its date of incorporation through March 31, 2012. Although Burcon expects to receive royalty payments from ADM pursuant to the Soy

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2012 and 2011

Agreement, the magnitude of these royalty payments cannot be ascertained at this time. In the absence of a definitive time for when sales of products will occur, it expects such losses to increase as it continues to commercialize its products, its research and development and product and its application trials. Burcon expects to continue to incur substantial losses before it reaches the commercialization stage. Burcon cannot predict if it will ever achieve profitability and, if it does, it may not be able to sustain or increase its profitability. The commercial success of any of Burcon’s products will depend on whether they receive public and industry acceptance as a food ingredient and dietary supplement, and whether they may be sold at competitive prices or are able to obtain sufficient royalty revenue from licensing, which adequately exceeds Burcon’s production or business costs.

Developing Burcon’s products and conducting product application trials is capital intensive. Since acquiring its subsidiary in October 1999, Burcon has raised gross proceeds of approximately $49.1 million from the sale or issuance of equity securities. Burcon will need to raise additional capital to fund operations and application trials, continue research and development for commercial production of its products, generate data to support regulatory recognition in Canada, the European Union and the United States, where necessary, and to commercialize its products. As at the date of this MD&A, Burcon had approximately $5.1 million in cash and cash equivalents and short-term investments. Burcon believes that it has sufficient capital to fund operations through at least May 2013. Although Burcon has sufficient funds to operate until May 2013, it may need to raise capital in the near future through an equity offering in order for the Company to meet its business objectives. The recent events in global financial markets have had a profound impact on the global economy. The disruptions in the credit and financial markets could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining capital and financing for its operations. There can be no assurance that additional financing may be available on acceptable terms, if at all.

OUTLOOK

For the coming year, Burcon’s objectives are to further the development and commercialization of its soy, canola and pea products.

Soy

Burcon will support ADM in connection with its development of a commercial facility for the production, marketing and sale of CLARISOY™ soy protein.

Canola

Burcon plans to conduct further research and development to establish the unique functional and nutritional characteristics of Supertein™, Puratein® and Nutratein™ canola protein isolates. In respect of Nutratein™, Burcon will refine the pilot process to produce a consistent product of optimum quality, flavour, colour, aroma, amino acid profile, nutritional and functional attributes. Burcon also intends to pursue a collaboration with animal feed manufacturers on animal and/or

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2012 and 2011

fish feeding trials using Nutratein™. Burcon will continue to pursue product development agreements with major food, beverage and nutritional product companies to develop improved or novel applications for Supertein™ and Puratein® canola protein isolates into their products. Burcon will also continue to pursue a strategic alliance with a potential partner in connection with the development of a commercial facility for the production, marketing and sale of Burcon’s canola protein isolates.

Pea

Burcon intends to pursue product development agreements with major food, beverage and nutritional product companies to develop improved or novel applications for PEAZAZZ™ pea protein into their products. Burcon will also pursue a strategic alliance with a potential partner in connection with the development of a commercial facility for the production, marketing and sale of PEAZAZZ™ pea protein.

Burcon will continue to refine its protein extraction and purification technologies, develop new technologies and related products. In addition, Burcon will further strengthen and expand its intellectual property portfolio. Burcon will also explore opportunities for acquiring or licensing into Burcon, novel technologies that will complement or enhance Burcon’s intellectual property portfolio and business initiatives.